Exhibit 5



          The following is a true and correct copy of a letter to KeyCorp from Hiscock & Barclay.



                                          January 17, 1994



KeyCorp
One KeyCorp Plaza
30 South Pearl Street
Post Office Box 88
Albany, New York 12201-0088

Attention:  Victor J. Riley, Jr.
            Chairman of the Board, President, and
            Chief Executive Officer

Gentlemen:

          We have represented KeyCorp in connection with the issue by KeyCorp of up to 3,000,000 shares of its Common Stock at the Effective Time of the Amended and Restated Agreement and Plan of Acquisition, Reorganization and Merger, dated as of the 11th day of September, 1993, (the "Plan"), by and between KeyCorp and Commercial Bancorporation of Colorado ("CBC"). We are submitting this opinion at your request for use as an Exhibit to KeyCorp's Registration Statement on Form S-4 under the Securities Act of 1933 (the "Act"), which is being filed with the Securities and Exchange Commission on or about January ___, 1994, (the "Registration Statement"). You recognize that H. Douglas Barclay, who serves as a Director of KeyCorp is a member of our firm.

          In preparing this opinion, we have examined such corporate records, certificates, and other documents, and such questions of law as we have considered necessary or appropriate in the circumstances. As to various matters of fact, we have relied on certificates of governmental authorities and on certificates or representations of officers of KeyCorp or its subsidiaries. We have assumed without investigation that the shares of capital stock of CBC outstanding on the date of the effectiveness of the Merger under the Plan are validly authorized, validly, issued, fully paid, and nonassessable.

          Based on the foregoing, it is our opinion that, under current interpretations of the law, when the pertinent provisions of the Securities Act of 1933 and state securities laws have been complied with, the issuance of up to 3,000,000 shares of KeyCorp Common Stock at the Effective Time of the Plan has been duly authorized, and when those securities are issued under the circumstances contemplated by the Plan and the Registration Statement, such Common Stock of KeyCorp will be validly issued, fully paid, and non-assessable (except that if at some future time the Common Stock of KeyCorp is not regularly quoted on an over-the-counter market or listed on a national securities exchange, the ten largest shareholders would be liable under certain conditions for debts, wages, or salaries due and not paid by KeyCorp to any employee, other than contractors, for services performed by them for KeyCorp).

          The foregoing opinion is limited to the federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

          We consent to the use of this opinion as an Exhibit to the Registration Statement and the reference to us under the heading "Legal Matters" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Securities and Exchange Commission thereunder.

                                        Very truly yours,



                                        HISCOCK & BARCLAY